UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Longeveron Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

54303L104
(CUSIP Number)

Joshua M. Hare, M.D.

1951 NW 7th Avenue, Suite 520

Miami, Florida 33136

Telephone: (305) 909-0840

Copies to:

Paul Lehr

Longeveron Inc.

1951 NW 7th Avenue, Suite 520

Miami, Florida 33136

Telephone: (305) 909-0840

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  54303L104

(1)	Names of Reporting Persons
Joshua M. Hare, M.D.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF/OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 7,839,416[1]
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 7,839,416[1]
	(10)	Shared Dispositive Power
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,839,416
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 41.35%[2]
(14)	Type of Reporting Person (See Instructions) IN

(1)	Represents 13,000 shares of Class A common stock and 7,772,902 shares of Class B common stock held of record by Dr. Hare. Also includes 53,514 shares of Class A common stock owned by JMH MD Holdings, LLC, of which Dr. Hare is the managing member, for which Dr. Hare disclaims beneficial ownership of such shares except to the extent of his pecuniary interest. Each share of Class B common stock is convertible into a share of Class A common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into Class A common stock under certain circumstances. Holders of Class B common stock are entitled to five votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors. For a full description of the rights of the Class B common stock see “Description of Capital Stock” in Longeveron Inc.’s Registration Statement, as amended, on Form S-1 (File No. 333-252234).

(2)	Based on 18,956,911 shares of Class A Common Stock and Class B Common Stock issued and outstanding as of March 30, 2021.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule”) filed on February 17, 2021 by Joshua M. Hare, M.D., relating to the ownership of shares of Class A common stock, $0.001 par value per share (the “Class A Common Stock”), of Longeveron Inc., a Delaware corporation (the “Issuer”). The purpose of this Amendment is solely to correct a typographical and resulting computational error in the Schedule related to the number of shares of Class A Common Stock owned by Dr. Hare. Specifically, the number of shares of Class A Common Stock purchased by Dr. Hare in the Issuer’s initial public offering on February 17, 2021 was 10,000, not 100,000 as previously reported on the Schedule. Except as specifically set forth herein, the Schedule otherwise remains unmodified. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule is hereby amended and restated in its entirety and replaced by the following:

Dr. Hare purchased 10,000 shares of Class A Common Stock in the Issuer’s initial public offering on February 17, 2021 and 3,000 shares of Class A Common Stock in the open market on February 12, 2021 using personal funds. The 53,514 shares of Class A Common Stock owned by JMH MD Holdings, LLC (“JMH MD Holdings”) were acquired from the Issuer as part of the Issuer’s conversion on February 11, 2021 from a Delaware limited liability company to a Delaware corporation in connection with its initial public offering (the “Corporate Conversion”), in exchange for Series C Common Units of the Issuer previously held by JMH MD Holdings. The Series C Units previously held by JMH MD Holdings were issued to JMH MD Holdings as partial consideration for a license for the use of certain technology.

The 7,772,902 shares of the Issuer’s Class B common stock, $0.001 par value per share (the “Class B Common Stock”) owned directly by Dr. Hare were acquired from the Issuer as a part of the Corporate Conversion, in exchange for Series A Common Units of the Issuer previously held by Dr. Hare. The Series A Common Units previously held by Dr. Hare were issued to Dr. Hare in exchange for contributions of intellectual property in connection with the Issuer’s original formation.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule is hereby amended and restated in its entirety and replaced by the following:

(a) - (b) Dr. Hare has the sole voting and dispositive power over 66,514 shares of Class A Common Stock (2.04% of the outstanding Class A Common Stock), which includes 53,514 shares owned by JMH MD Holdings, where Dr. Hare is the managing member, and for which Dr. Hare disclaims beneficial ownership of such shares except to the extent of his pecuniary interest. Dr. Hare has the sole voting and dispositive power over 7,772,902 shares of Class B Common Stock which are convertible into shares of Class A Common Stock. The Class A Common Stock and Class B Common Stock over which Dr. Hare has sole voting and dispositive power represent 41.35% of the total shares of Class A Common Stock and Class B Common Stock outstanding.

The above calculations are based upon 3,254,077 shares of Class A Common Stock and 15,702,834 shares of Class B Common Stock issued and outstanding, as reported on the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2021.

(c)  The only transactions in the Class A Common Stock by Dr. Hare during the last 60 days were the receipt of shares as part of the Corporate Conversion in exchange for previously held Series A Units and Series C Units of the Company (reference is made to Item 3 above), the purchase of 10,000 shares of Class A Common Stock in the Issuer’s initial public offering on February 17, 2021 at the offering price of $10.00 per share, and the purchase in the open market on February 12, 2021 of 2,000 shares at $10.00 per share and 1,000 shares at $8.232 per share, all using personal funds.

(d) - (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 5 is incorporated by reference to this Item 6. Except as otherwise described in this Schedule, Dr. Hare does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2021

By:	/s/ Joshua M. Hare
Name:	Joshua M. Hare, M.D.

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